MAR 1 4 2011
WASH, D.C. 200 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

11021298

SEC FILE NUMBER
8-41431

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kane, McKenna Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 North Wacker Drive, Suite 1600
(No. and Street)

Chicago	IL	60606-1607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip R. McKenna (312)444-1702
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LarsonAllen LLP
(Name – *if individual, state last, first, middle name*)

220 South 6th Street, Suite 300	Minneapolis	MN	55409-1436
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 4 2011
REGISTRATIONS BRANCH
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/30

OATH OR AFFIRMATION

I, Charles Durham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kane, McKenna Capital, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SENIOR VICE PRESIDENT

Title

Notary Public

OFFICIAL SEAL
RONALD VICTOR
Notary Public - State of Illinois
My Commission Expires Mar 19, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KANE, MCKENNA CAPITAL, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2010

KANE, MCKENNA CAPITAL, INC.
TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2010

LarsonAllen LLP
CPAs, Consultants & Advisors
www.larsonallen.com

INDEPENDENT AUDITORS' REPORT

Stockholders and Board of Directors
Kane, McKenna Associates, Inc. on behalf of
Kane, McKenna Capital, Inc.
Chicago, Illinois

We have audited the accompanying balance sheet of Kane, McKenna Capital, Inc. as of December 31, 2010, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kane, McKenna Capital, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

LarsonAllen LLP
LarsonAllen LLP

Minneapolis, Minnesota
February 28, 2011

KANE, MCKENNA CAPITAL, INC.
BALANCE SHEET
DECEMBER 31, 2010

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$	103,834
Accounts Receivable		31,908
Total Assets	$	135,742

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts Payable	$	32,051
Income Taxes Payable		2,400
Due to Parent		51,365
Total Liabilities		85,816
STOCKHOLDERS' EQUITY		49,926
Total Liabilities and Stockholders' Equity	$	135,742

See accompanying Notes to Financial Statements.

KANE, MCKENNA CAPITAL, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2010

REVENUE		
Advisory Fees	$	501,994
EXPENSES		
Management Fee		432,200
Professional Fees		66,086
Administrative and Other		15,111
Income Tax Expense		2,400
Total Expenses		515,797
NET LOSS	$	(13,803)

See accompanying Notes to Financial Statements.

KANE, MCKENNA CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2010

	Authorized, Issued, and Outstanding	Common Stock	Additional Paid-In Capital	Stock Paid-In Capital	Retained Earnings	Total Stockholders' Equity
BALANCE, DECEMBER 31, 2009	1,000	$ 1,000	$ 79,000	$ (18,500)	$ (21,881)	$ 39,619
Net Loss for the Year	-	-	-	-	(13,803)	(13,803)
Capital Contribution	-	-	24,110	-	-	24,110
BALANCE, DECEMBER 31, 2010	1,000	$ 1,000	$ 103,110	$ (18,500)	$ (35,684)	$ 49,926

See accompanying Notes to Financial Statements.

KANE, MCKENNA CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	(13,803)
Adjustments to Reconcile Net Income to		
Net Cash Provided by Operating Activities:		
Increase in Accounts Receivable		(14,355)
Increase in Accounts Payable		29,151
Increase in Income Taxes Payable		2,400
Increase in Due to Parent		29,738
Net Cash Provided by Operating Activities		33,131
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash Contributed by Shareholder		24,110
NET INCREASE IN CASH		57,241
Cash - Beginning of Year		46,593
CASH - END OF YEAR	$	103,834

See accompanying Notes to Financial Statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Kane, McKenna Capital, Inc. (the Company) is a Corporation that is registered as a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company provides capital finance services including financial advisory assistance on the issuance of municipal bonds. The Company is a wholly-owned subsidiary of Kane, McKenna Associates, Inc. (Parent).

The Parent is organized to engage in and provide advisory services regarding economic development and financial consulting to both the private and public sectors, primarily in Chicago and its surrounding area.

Revenue Recognition

The Company receives a fee for its services based on either hours of service provided at hourly rates or negotiated fixed fees based on contractual agreements. Fees are recorded as revenue as consulting services are performed.

Income Taxes

Deferred income tax assets and liabilities are computed for temporary differences between the financial statement and income tax bases of assets and liabilities. Current income taxes are allocated to the Company in proportion to its taxable income as a percentage of the consolidated group's taxable income. At December 31, 2010, there were no significant deferred tax assets or liabilities and, consequently, the entire tax provision for income taxes is current.

The Company adopted the provision of Accounting for Uncertainty in Income Taxes. These new rules establish a higher standard for tax benefits to meet before they can be recognized in a company's financial statements. The Company can recognize in financial statements the impact of a tax position taken, or expected to be taken, if it is more likely than not that the position will be sustained in an audit based on the technical merit of the position. This change in accounting did not have a material impact on the Company's financial statements.

The Company files consolidated federal and state income tax returns with its Parent and it is not subject to federal or state income tax examinations for taxable years prior to 2007.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value

The carrying amounts of financial instruments, including cash, accounts receivable, and accounts payable, approximates fair value due to the short maturity of these instruments.

Use of Estimates

In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 28, 2011, the date the financial statements were available to be issued.

NOTE 2 MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $18,018, which was $12,297 in excess of its required net capital of $5,721. In addition, the Company's ratio of aggregate indebtedness to net capital was 4.76 to 1.

NOTE 3 RELATED PARTY TRANSACTIONS

Because the Parent pays for many expenses of the Company, a management fee is paid to the Parent for the Company's approximate share of the expenses, under a fee-sharing arrangement. This fee amounted to $432,200 in 2010. The amount due to the Parent is $51,365 in 2010 is uncollateralized, noninterest-bearing, and due on demand.

NOTE 4 CONCENTRATION OF CREDIT RISK

Uninsured Cash

The Company maintains bank accounts in one financial institution located in Illinois. Balances at this institution are insured by the Federal Deposit Insurance Corporation up to $250,000 at December 31, 2010. There were no amounts considered uninsured.

Major Customers

The Company will consistently have a small number of customers that will individually account for a significant portion of the overall revenue. However, due to the one-time nature of the consulting engagements, the Company is not economically dependent on existing customers for ongoing operations, but rather to find new customers to replace the revenue provided by the existing customers.

NOTE 5 COMMITMENTS AND CONTINGENCIES

Regulatory Actions

The Company received a letter from FINRA in November 2010 which recommended that disciplinary action be brought against the Company for several potential violations. FINRA recommended a total fine of $17,500 by imposed on the Company. The Company has not acknowledged fault or denied the violations were committed and has hired an attorney to represent them in these matters. The Company has recorded an accrual of $15,000 related to these allegations in 2010.

SUPPLEMENTARY INFORMATION

KANE, MCKENNA CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Total Assets	$	135,742
Less: Nonallowable Assets		(31,908)
Adjusted Current Assets		103,834
Total Liabilities		85,816
Net Capital		18,018
Minimum Adjusted Net Capital (Greater of 6 2/3% of Aggregate Indebtedness of $85,816 or $5,000)		
Excess Net Capital		5,721
	$	12,297
Aggregate Indebtedness:		
Accounts Payable, Income Taxes Payable and Due to Parent	$	85,816
Ratio:		
Aggregate Indebtedness to Net Capital		4.76 to 1

There is no difference between the Company's computation of net capital per the December 31, 2010 FOCUS Report (Form X-17A-5) and the computation above. Therefore, a reconciliation of net capital is not included.

KANE, MCKENNA CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

No computation of reserve requirements has been made because Kane, McKenna Capital, Inc. is exempt from these requirements pursuant to paragraph (k)(2)(ii) because the Company does not carry customers' accounts on its books.

KANE, MCKENNA CAPITAL, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

No information relating to possession or control requirements has been made because Kane, McKenna Capital, Inc. is exempt from these requirements pursuant to paragraph (k)(2)(ii) because the Company does not carry customers' accounts on its books.

LarsonAllen LLP
CPAs, Consultants & Advisors
www.larsonallen.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION DECEMBER 31, 2010

Stockholders and Board of Directors
Kane, McKenna Associates, Inc. on behalf of
Kane, McKenna Capital, Inc.
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which we were agreed to by Kane, McKenna Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and other specified parties in evaluating Kane, McKenna Capital, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Kane, McKenna Capital, Inc.'s management is responsible for the Kane, McKenna Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

LarsonAllen LLP
LarsonAllen LLP

Minneapolis, Minnesota
February 28, 2011

NEXIA INTERNATIONAL
An independent member of Nexia International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 DECEMBER 31, 2010

Stockholders and Board of Directors
Kane, McKenna Associates, Inc. on behalf of
Kane, McKenna Capital, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements of Kane, McKenna Capital, Inc. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customer or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparison and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorized and recorded properly to permit the preparation of financial statements in conformity with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Stockholders and Board of Directors
Kane, McKenna Associates, Inc. on behalf of
Kane, McKenna Capital, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We identified two deficiencies in internal control that we consider to be material weaknesses.

The Company received a letter from the Financial Industry Regulatory Authority (FINRA) in 2010 which explained a preliminary determination to recommend a fine of $17,500 against the Company. The allegations that resulted in this fine were primarily comprised of failure to submit a Form G-57 in violation of MSRB G-37(e)(i) and have written procedures to ensure this form was filed, and the failure to disclosure to FINRA the use of electronic media storage. The Company has hired an attorney to contest these fines; however, it is probable that the Company will pay a majority of this amount. The Company recorded an accrual for this amount per out recommendation.

The Company failed to accrue for attorney services in December 2010 that were billed in January 2011. This resulted in a material adjustment to accrue for these services.

We understand that practices and procedures that accomplish the objections referred to in the second paragraph of this report are considered by the SEC to be adequate or its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

LarsonAllen LLP

LarsonAllen LLP

Minneapolis, Minnesota
February 28, 2011